Exhibit 99.1

Jaguar Mining Meets Full Year 2012 Production Targets

JAG - TSX/NYSE

BELO HORIZONTE, Brazil, Jan. 17, 2013 /CNW/ - Jaguar Mining Inc. ("Jaguar" or "the Company") (JAG: TSX/NYSE) today announced that its full year 2012 production totaled 102,823 ounces of gold, in line with its most recent public guidance targets.  Gold production for the quarter ended December 31, 2012 totaled 21,676 ounces.

These production results compare to 33,397 ounces of gold in the fourth quarter of 2011 and 155,764 ounces for the full year 2011.  The decline in comparative quarterly and annual production levels was the result of the Company's decision to place the Paciência operation on care and maintenance beginning in May 2012 and a transition of mining and ground support methods which, during the course of implementation, negatively impacted production cycle times in the Turmalina operation.

2012 Production by Operation

Operation	Q4 2012 Production (ounces Au)	Full Year 2012 Production (ounces Au)
Turmalina	8,206	37,840
Paciência	-	9,987
Caeté	13,470	54,996
Total	21,676	102,823

Commenting on the production results, David Petroff, Jaguar's President and CEO stated, "2012 was a challenging year for Jaguar and these results reflect the magnitude of the challenges and the temporary disruptive impact related to the implementation of new mining and ground control methods."

"The Caeté operation had a very good year meeting production targets and developing a sound production cycle," Petroff continued.  "The Turmalina operation is making progress with development now moving out ahead of production and providing some additional operational flexibility.  The change in ground control method is having the desired effect of improving safety and structural stability in the mines.  The temporary negative impact of the implementation has begun to ease as the operations have incorporated the revised program into to the production cycle."

"With a new permanent management team now in place we will continue to focus on and implement continuous improvement at the operations throughout 2013.  We are encouraged by our many opportunities in this new year as we build and strengthen for the future," Petroff concluded.

About Jaguar Mining

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and owns the Gurupi Project in Northern Brazil in the state of Maranhão. The Company also owns additional mineral resources at its approximate 210,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

SOURCE: Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Roger Hendriksen
Vice President, Investor Relations
603-410-4888
rhendriksen@jaguarmining.com

Valéria Rezende DioDato
Director of Communication
011-55-31-4042-1249
valeria@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 17:08e 17-JAN-13